15046233

SEC Processing Section

FEB 26 2015

Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32878

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parnassus Funds Distributor

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Market Street #1600
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc C. Mahon 415-778-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mah & Associates, LLP
(Name – *if individual, state last, first, middle name*)

201 California Street, Suite 411 (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc C. Mahon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parnassus Funds Distributor, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARIE T. LEE
COMM. #1975462
Notary Public - California
San Francisco County
My Comm. Expires Apr. 19, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco)

On 2/24/15 before me, Marie T. Lee, Notary Public
(insert name and title of the officer)

personally appeared Marc Carl Mahon,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Seal)

MARIE T. LEE
COMM. #1975462
Notary Public · California
San Francisco County
My Comm. Expires Apr. 19, 2016

PARNASSUS FUNDS DISTRIBUTOR

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2014
TOGETHER WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PARNASSUS FUNDS DISTRIBUTOR
DECEMBER 31, 2014

Table of Contents

Mah & Associates, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Parnassus Funds Distributor:

We have audited the accompanying financial statements of Parnassus Funds Distributor, an S-Corporation (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Parnassus Funds Distributor as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

201 CALIFORNIA, SUITE 411, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982 1111 TEL 415 981-1111

The supplemental information on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mah & Associates, LLP

San Francisco, California
February 23, 2015

Parnassus Funds Distributor
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 6,627
	$ 6,627

Liabilities and Stockholder's Equity

Liabilities	$ -
Stockholder's equity:	
Common stock, no par value, authorized 1,000,000 shares, 240 shares issued and outstanding	6,000
Retained Earnings	627
Total Stockholder's equity	6,627
	$ 6,627

See accompanying notes to the financial statements.

Parnassus Funds Distributor
Statement of Income
For the Year Ended December 31, 2014

Revenues	$ -
Expenses:	
Conferences	157,290
Travel	46,863
Rent	38,685
Regulatory	29,398
Advertising	20,490
Membership Dues	12,307
Professional Fees	5,300
Other	5,031
Telephone	4,137
Copier Rental	1,527
Printing	1,346
Computer Services	805
Postage	730
Office	253
	324,162
Income Before Other Income	(324,162)
Other Income:	
Reimbursable Expenses	324,162
Interest Income	1
	324,163
Net Income	$ 1

See accompanying notes to the financial statements.

Parnassus Funds Distributor
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock			
	Shares	Amount	Retained Earnings	Stockholder's Equity
Balances at January 1, 2014	240	$ 6,000	$ 626	$ 6,626
Net Income	-	-	1	1
Balances at December 31, 2014	240	$ 6,000	$ 627	$ 6,627

See accompanying notes to the financial statements.

Parnassus Funds Distributor
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:	
Net Income	$ 1
Net Cash provided by operating activities	1
Net increase in cash	1
Cash at beginning of year	6,626
Cash at end of year	$ 6,627

See accompanying notes to the financial statements.

Parnassus Funds Distributor

Notes to Financial Statements

December 31, 2014

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of operations

Parnassus Funds Distributor (the company or PFD) is a wholly owned subsidiary of Parnassus Investments Inc (PI). The company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The sole purpose of PFD is to serve as distributor of the Parnassus Funds family of mutual funds. In this limited capacity PFD maintains FINRA licenses for registered persons and files marketing materials and advertisements with FINRA solely for the Parnassus Funds. As a limited purpose broker-dealer PFD holds no customer accounts. All expenses directly or indirectly attributable to PFD will be paid via an expense sharing agreement with PI. The only assets or liabilities attributable to the PFD are to maintain the required minimum net capital uder SEC Rule 15c3-1.

The company operates under the provisions of the paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Securities Investor Protection Corporation (SIPC) Membership

As a limited purpose broker-dealer with its business consisting exclusively of the distribution of shares of open end investment companies, the company is exempt from SIPC membership under Section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 (SIPA) and has filed form SIPC-3 to that effect. As such the company has no requirement for a SIPC Schedule of Assessments and Payments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash

The company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2014, cash equivalents consisted of one interest-bearing cash account. At December 31, 2014, the Company's interest-bearing cash accounts did not exceed federally insured limits of $250,000.

Income Taxes

The company files consolidated income tax returns with PI and has made the Qualified Subchapter S Subsidiary election. Based on the expense allocation agreement with Parnassus Investments, allocable income tax expense of PI to PFD is paid by PI. Thus no provision for income taxes has been recorded in these financial statements.

Advertising

Advertising costs are expensed as incurred. Advertising costs were $20,490 during the year ended December 31, 2014.

Subsequent Events

Subsequent events have been evaluated through February 23, 2015 which is the date the financial statements were available to be issued.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $6,627 which was $1,627 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0 to 1 at December 31, 2014.

Note 3: Related Party Transactions

Effective May 1, 2008, PFD and PI entered into an expense sharing agreement, which calls for PI to pay various overhead and operating expenses of PFD. During the year ended December 31, 2014, PI paid and allocated a total of $324,162 for PFD's operating expenses.

Note 4: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Current Economic Conditions

The current economic environment presents service providers with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of assets, declines in the volume of business, constraints on liquidity and difficulty in obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. In addition, given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments that could impact the Company's ability to maintain sufficient liquidity.

SCHEDULE I

Parnassus Funds Distributor

Computation of Net Capital Under Rule 15c3-1 of The

Securities and Exchange Commission

As of December 31, 2014

Net Capital		
Total stockholders' equity	$	6,627
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		6,627
Add subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings		6,627
Deductions/charges		-
Net capital before haircuts on securities positions		6,627
Haircuts on securities		-
Net Capital	$	6,627
Aggregate Indebtedness	$	-
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital	$	1,627
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	627
Ratio: Aggregate indebtedness to net capital		0.00 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

See accompanying notes to the financial statements.

Mah & Associates, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Parnassus Funds Distributors

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Compliance Report Pursuant to Rule 17a-5 Exemption Report from Rule 15c3-3 (Exemption Report), in which (1) Parnassus identified the following provision of 17 C.F.R. §15c3-3(k) under which it claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provision") and (2) Parnassus stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mah & Associates, LLP

San Francisco, California
February 23, 2015

201 CALIFORNIA, SUITE 411, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982 1111 TEL 415 981-1111

BROKER DEALER ANNUAL COMPLIANCE REPORT PURSUANT TO RULE 17a-5

EXEMPTION REPORT FROM RULE 15c3-3

Name of Company: Parnassus Funds Distributor

Reporting Date: December 31, 2014

1. Provisions in paragraph (k) of Rule 15c3-3 for which an exemption is claimed:
   Parnassus Funds Distributor (the "Company") operates under the provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 whereas the Company does not hold customer funds or safe keep of customer securities, and as such is exempt from the remaining provisions of rule 15c3-3(k)(2)(ii).

   The company claims an exemption from the amended SEC Rule 17a-5 requiring broker-dealers to file a compliance report annually with its financial statements.

2. Parnassus Funds Distributor met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2014 without exception.

3. Exceptions during the year ending December 31, 2014: NONE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2015

Parnassus Funds Distributor

By: /S/ Marc C. Mahon

Name: Marc C. Mahon

Title: Treasurer